Aston Funds

EXHIBIT TO ITEM 77I
Terms of New or Amended Securities

ASTON/River Road Focused Absolute Value Fund - Class I and
Class N

The officers of Aston Funds (the "Trust") are authorized and directed to issue and sell shares of beneficial interest of each of ASTON/River Road Focused Absolute Value
Fund Class I and Class N to the public. Each share of the Class N and Class I shares of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Trust Instrument and Multiple Class Plan pursuant to Rule 18f-3 for the Aston
Funds.

A description of Class I and Class N shares of the ASTON/River Road Focused Absolute Value Fund is incorporated by reference to the Post-Effective Amendment
No. 167 to the Registration Statement as filed with the SEC via EDGAR on October 30, 2015 (Accession No. 0001534424-
15-000328).